Bioenvision, Inc.

345 Park Avenue, 41st Floor

New York, NY 10154

April 10, 2006

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

450 Fifth Street, NW

Washington, D.C. 20549

Attention: Jim Rosenberg, James Peklenk and Jim Atkinson

RE:	Bioenvision, Inc.

Form 10-KSB for Fiscal Year Ended June 30, 2005

Filed October 13, 2005

File No. 001-31787

Gentlemen:

This letter is a follow up response to our letter of March 1, 2006 (“Bioenvision Response Letter #1”) which responded to comments of the Staff of the Commission conveyed in a letter dated February 7, 2006 (the “SEC Comment Letter”). As requested, we acknowledge that, (i) we are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to a phone conversation we had with the Staff on April 5, 2006, we learned that further to the response we provided in Bioenvision Response Letter #1 to the Staff’s comment on Note 2- Acquisition of Pathagon, the Staff would like us to provide them with proposed disclosure regarding our capitalization of certain intangibles in our next annual report on Form 10-K for the year ended and as of June 30, 2006. The following is our proposed language which we have drawn from response No. 2 in Bioenvision Response Letter #1 at the Staff’s suggestion. The bolded language reflects the proposed additions.

On February 1, 2002, the Company completed the acquisition of Pathagon. The acquisition was accounted for as a purchase business combination in accordance with SFAS 141. Pursuant to paragraph 39 of SFAS 141, the Company can capitalize acquired intangible assets if it meets one of the following two criteria:  (1) if they arise from contractual or legal rights (regardless of whether those rights are transferable and separable from the acquired entity or from other rights and obligations); or (2) if they are separable, that is, capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is intent to do so).  The Company determined that the patent and licensing rights of the purchased technologies are separately identifiable legal rights. The Company issued 7,000,000 shares of common stock to complete the acquisition, which was valued at $12,600,000 based on the 5-day average trading price of the stock ($1.80) surrounding November 22, 2001, the day of the Company's announcement of the agreed upon acquisition. The acquired patents and licensing rights of OLIGON(R) and methylene blue (collectively referred to as "Purchased Technologies"), were recorded at their fair market value which was approximately $17,576,000. The Company assigned values to the intellectual property rights acquired based on the expected future cash flows from the existing approved uses of the technologies. The patent and licensing rights acquired are being amortized over 13 years, which is the estimated remaining contractual life of these assets. Since the estimated fair value of the Purchased Technologies was at least equal to the amount paid, the purchase price, net of assumed liabilities, was allocated to Purchased Technologies. The transaction qualified as a tax-free merger which resulted in a difference between the tax basis value of the assets acquired and the fair market value of the patents and licensing rights. As a result, a deferred tax liability was recorded for approximately $7,909,000. The purchase price exceeded the fair market value of the net assets acquired resulting in the recording of Goodwill of $2,341,000. The Company recorded a charge to goodwill of $801,395 for fiscal year ended June 30, 2003 as a result of a change in tax rates used to compute the deferred tax liability arising as a result of this acquisition. Pathagon had no operations other than holding the patents and licenses acquired. As Pathagon had no operations, its pro-forma financials would not be meaningful and thus are not presented.

The Company now has the worldwide rights to the use of thiazine dyes, including methylene blue, for in vitro and in vivo inactivation of pathogens in biological fluids. Methylene blue is one of only two compounds used commercially to inactivate pathogens in blood products, and is currently used in many European countries to inactivate pathogens in fresh frozen plasma. The Company believes that, as a result of the mechanism of action of its proprietary technology, its systems also have the potential to inactivate many new pathogens before they are identified and before tests have been developed to detect their presence in the blood supply. Because the Company's systems are being designed to inactivate rather than merely test for pathogens, the Company's systems also have the potential to reduce the risk of transmission of pathogens that would remain undetected by testing.

The OLIGON(R) technology is a patented anti-microbial technology that can be incorporated into the manufacturing process of many implantable devices. The patented process, involving two dissimilar metals (silver and platinum) creates an electrochemical reaction that releases silver ions that destroy bacteria, fungi and other pathogens. The Company intends to commercialize the technology in partnership with leading medical devices manufacturers.

At the time of acquisition, OLIGON® had been approved by the FDA for its use as a coating of catheters or incorporation into catheter material for the avoidance of catheter related sepsis associated with central venous catheters, pulmonary catheters and urinary catheters.  By acquiring Pathagon, we inherited the sublicense of the OLIGON® technology to Edwards Lifescience for its use in short-term central venous catheters and pulmonary catheters.   We plan on further commercializing this technology and are currently in discussions with major international medical device companies to sublicense the OLIGON® technology in its other approved uses and possibly incorporate it into a broader range of devices.

On May 6, 1997, Baxter Healthcare Corporation acting through its Edwards Clinical-Care Division ("Edwards") entered into an Exclusive License Agreement with Implemed, Inc. ("Implemed"), a predecessor in interest to Pathagon and, by virtue of the acquisition of Pathagon, a predecessor in interest to the Company. Pursuant to the terms of the License Agreement, among other things, Edwards licensed certain intellectual property technology relating to the manufacture of anti-microbial polymers from Implemed.

At the time of acquisition, we also inherited a license to certain rights to methylene blue.  Methylene blue is an anti-microbial agent used to cleanse fresh frozen plasma of viruses including Hepatitis-B, Hepatitis-C and HIV.  At acquisition, it was approved in Europe for sterilizing fresh frozen plasma and is currently marketed and sold by several companies for anti-viral sterilizing of fresh frozen plasma.  At acquisition, the Company planned to sublicense the product in certain European Union countries for its use in cleansing plasma.  Prior to the loss of an intellectual patent in April of 2005, the Company had been in discussion with the American Red Cross to bring the product into the U.S. market.  Since methylene blue is generally regarded as a safe drug, no further approval was needed to sell it for its intended use at acquisition.  However, we did plan on performing clinical trials to support to the American Red Cross the commercial viability of methylene blue in sterilizing fresh frozen plasma.

On May 7, 2002, the Company executed an amendment to the original license agreement between Oklahoma Medical Research Foundation ("OMRF") and Bridge Therapeutic Products, Inc. ("BTP"), a predecessor of Pathagon, relating to the licensing of methylene blue. Under the terms of the amendment, OMRF agreed to the assignment of the original license agreement by BTP to Pathagon. Pursuant to the amendment, the Company paid OMRF $100,000 and issued 200,000 shares of the Company's common stock and a five-year warrant to purchase an additional 200,000 shares of common stock. The exercise price of the warrant is $2.33 per share, subject to adjustment. The Company capitalized the costs of approximately $1,145,600 related to this amendment as an intangible asset and will amortize this asset over the remaining life of the methylene blue license agreement.

If you have any additional questions or comments please feel free to contact me at (212) 750-6700.

Sincerely,

/s/ David P. Luci
David P. Luci

Chief Financial Officer and General Counsel

Bioenvision, Inc.